United States Securities and Exchange Commission Washington, D.C. 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of May 2024 Commission File Number 132-02847 INTER & Co, INC. (Exact name of registrant as specified in its charter) N/A (Translation of Registrant’s executive offices) Av Barbacena, 1.219, 22nd Floor Belo Horizonte, Brazil, ZIP Code 30 190-131 Telephone: +55 (31) 2138-7978 (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

INTER & CO, INC. Moody's Local Brasil assigns Banco Inter S.A. the AA+.br rating with a stable outlook INTER & CO, INC. (NASDAQ: INTR; B3: INBR32) (“Inter&Co” or “Company”) hereby announces that Moody’s Local BR Agência de Classificação de Risco Ltda ("Moody’s") assigns Banco Inter S.A. the Rating of AA+.br with a stable outlook. This represents the first rating given by Moody’s to Banco Inter S.A. The current rating was based on several factors, including: (i) expanding retail digital banking business model, (ii) gradual strengthening of profitability, (iii) high regulatory capital, (iv) prudent credit risk management policies, (v) low cost of funding, (vi) enhanced liquidity profile and (vii) increasing customer engagement and revenue. According to the report published today, May 27, 2024, Moody’s states that: "The assigned ratings reflect its expanding retail digital banking business model, accompanied by a gradual strengthening of profitability in recent periods.” Furthermore, according to the report, the Inter's ratings could experience positive pressure if there is a strengthening of its profitability, reaching levels similar to those of major retail banks, as its business model consolidation gains traction, accompanied by maintaining a high-quality loan portfolio and robust capital levels. Additional information may be obtained from Inter&Co's Investor Relations Department at ir@inter.co, or on Inter&Co’s website (http://investors.inter.co). Belo Horizonte, May 27, 2024. SANTIAGO HORACIO STEL Senior Vice President of Finance and Risks

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. INTER & Co, INC. By: /s/ Santiago Horacio Stel Name: Santiago Horacio Stel Title: Senior Vice President of Finance and Risks Date: May 27, 2024